FORM SC 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 3)*

Keynote Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

493308100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

 ☐     Rule 13d-1(b)
☒     Rule 13d-1(c)
 ☐     Rule 13d-1(d)

(Page 1 of 10 pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493308100	13G/A	Page 2 of 10
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,546,594 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,546,594 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,594 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 493308100	13G/A	Page 3 of 10
1	NAMES OF REPORTING PERSONS Empire GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,623 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,623 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,594 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 493308100	13G/A	Page 4 of 10
1	NAMES OF REPORTING PERSONS Empire Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 931,623 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,623 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,594 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 493308100	13G/A	Page 5 of 10
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,546,594 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,546,594 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,594 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 493308100	13G/A	Page 6 of 10
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,546,594 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,546,594 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,594 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 493308100	13G/A	Page 7 of 10

This Amendment No. 3 (this “Amendment”) amends and restates the statement on Schedule 13G filed on September 29, 2011 (the “Original Schedule 13G”) as amended and restated by Amendment No. 1 filed on November 22, 2011 and Amendment No. 2 file on February 14, 2012 (the Original Schedule 13G as amended, the “Schedule 13G”), with respect to Common Stock (as defined below) of the Company (as defined below). Exhibit 1 attached to the Original Schedule 13G remains in full force an effect.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Keynote Systems, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 777 Mariners Island Blvd., San Mateo, CA 94404.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empire Capital Partners, LP, a Delaware limited partnership (“Empire Onshore”), with respect to the shares of Common Stock (as defined below) directly held by it;
(ii)	Empire GP, LLC, a Delaware limited liability company ("Empire GP”), the general partner of Empire Onshore, with respect to the shares of Common Stock directly held by Empire Onshore;
(iii) (iv) (v)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock directly held by Empire Onshore, Empire Capital Partners, LTD (“Empire Offshore”), Empire Capital Partners Enhanced Master Fund, LTD (“Empire Enhanced,” and together with Empire Onshore and Empire Offshore, the “Empire Investment Funds”) and Charter Oak Partners LP and Charter Oak Partners II LP, (together, the “Empire Sub-Advised Funds”);

Mr. Scott A. Fine (“Mr. Fine”), a managing member of Empire Management, with respect to the Common Stock directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds; and

Mr. Peter J. Richards (“Mr. Richards”), a managing member of Empire Management, with respect to the Common Stock directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds.

Empire Management serves as the investment manager to, and has investment discretion over the securities held by, the Empire Investment Funds and the Empire Sub-Advised Funds.  Empire GP serves as general partner to Empire Onshore.  Mr. Fine and Mr. Richards are the only managing members of Empire Management and only managing partners of Empire GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 493308100	13G/A	Page 8 of 10

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Fine and Mr. Richards is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share (the “Common Stock").

Item 2(e).	CUSIP NUMBER:
493308100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 493308100	13G/A	Page 9 of 10

Item 4.	OWNERSHIP.

The percentages set forth in this Schedule 13G are calculated based upon 17,968,067 shares of Common Stock issued and outstanding, which is the number of shares of Common Stock issued and outstanding as of December 6, 2012 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as filed by the Company with the SEC on December 11, 2012.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 493308100	13G/A	Page 10 of 10

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2013

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, as Managing Member of Empire Capital Management, L.L.C.. for itself and as investment manager of Empire Capital Partners, LP and as Managing Partner of Empire GP, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, as Managing Member of Empire Capital Management, L.L.C. for itself and as investment manager of Empire Capital Partners, LP and as Managing Partner of Empire GP, L.L.C.